Exhibit 99.1

WiLAN to Present at CIBC 10th Annual Eastern Institutional Investor Conference

OTTAWA, Canada – September 15, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at the CIBC 10th Annual Eastern Institutional Investor Conference at Le Westin Montreal, Montreal, Quebec.  The presentation will take place on Thursday, September 22, 2011 at 1:30 pm Eastern Time.  Presenting from management will be Jim Skippen, Chairman & CEO.

The presentation will be webcast live and will be archived for replay for 180 days in the events section of WiLAN’s website at http://www.wilan.com/company/Investors/Events/default.aspx.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1